

June 1, 2015

Via E-mail
Iurii Iurtaev
President and Principal Executive Officer
Lepota, Inc.
5348 Vegas Dr.
Las Vegas, NV 89108

> **Re:** **Lepota, Inc.**
> **Amendment No. 9 to Registration Statement on Form S-1**
> **Filed May 19, 2015**
> **File No. 333-198808**

Dear Mr. Iurtaev:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 17, 2015 letter.

Certain Relationships and Related Transactions, page 44

1. Please provide the disclosure required by Item 404(b)(5) of Regulation S-K for the loan from your sole director. This would include the largest aggregate amount of principal outstanding during the period for which disclosure is provided and the amount of principal paid during the periods for which disclosure is provided. In addition, please add back the name of the director, as required by Item 404(a)(1).

Condensed Financial Statements (Unaudited), page F-12

2. Please revise your filing to provide a condensed statement of operations and a condensed statement of cash flows for the interim period from December 9, 2013 (date of inception) to January 31, 2014. We refer you to Rule 8-03 of Regulation S-X for guidance.

Condensed Balance Sheets, page F-13

3. Cash from checking/savings is a credit balance as of January 31, 2015. Please reclassify any overdraft balances in your checking/saving accounts from current assets to current liabilities. Please also revise your condensed statement of cash flows to reflect any bank overdraft amounts as financing activities.

Condensed Statements of Operations, page F-14

4. Please revise your filing to present earnings per share information on the face of your condensed statements of operations for each of the interim periods ended January 31, 2015 as required by ASC 270-10-50-1b.

You may contact Suying Li, Staff Accountant, at (202) 551-3335 or Rufus Decker, Accounting Branch Chief, at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at (202) 551-3269 or Pamela Howell, Special Counsel, at (202) 551-3357 with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director

cc: Frederick C. Bauman, Esq.